Exhibit 2
                                                                       ---------

                                  ANNOUNCEMENT

WPP was informed today that on 26 September, Mr Christopher Mackenzie, a non-executive director of the Company purchased 2,000 WPP American Depositary Receipts (ADRs) at a price of $51.27 per ADR. Mr Mackenzie's holding is now the equivalent of 20,000 WPP ordinary shares

27 September 2005